

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Barry Sloane
Chief Executive Officer
NewtekOne, Inc.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

> **Re: NewtekOne, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed March 31, 2023**
> **File No. 333-269452**

Dear Barry Sloane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-3

General

1.  We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.

2.      In light of recent market events and activities within the banking sector, please revise Business, Risk Factors, Management's Discussion and Analysis and other sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events and activities.

3.      We note your references throughout the registration statement to the Operating Agreement with the OCC.  Please include a separate section that describes material terms of this agreement.

<u>Limits on Activities and Approval Requirements, page 11</u>

4.      We note your response to our prior comment 4 and reissue in part. Please revise your disclosure to explain what "broader array of financial activities" you are permitted to engage in and clarify whether you have satisfied conditions outlined in the Gramm-Leach-Bliley Act of 1999. If you have not satisfied such conditions at this time, disclose how and when you plan to satisfy them.

You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters.  Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Jared Fishman, Esq.